MACKINAC FINANCIAL CORPORATION

130 SOUTH CEDAR STREET

MANISTIQUE, MICHIGAN 49854

July 10, 2014

Gus Rodriguez

Accounting Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Mackinac Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 28, 2014

File No. 000-20167

Dear Mr. Rodriguez:

On behalf of Mackinac Financial Corporation, a Michigan corporation (the “Corporation”), and in response to your letter dated June 30, 2014, today we have filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 to the Corporation’s Form 10-K (the “Amendment”) for the fiscal year ended December 31, 2013, which was filed on March 28, 2014.

In response to the SEC’s comments and as required by Rule 2-02 of Regulation S-X, the Form 10-K has been amended to file a signed Report of Independent Registered Public Accounting Firm, which is incorporated by reference from the Corporation’s Consolidated Financial Statements for the years ended December 31, 2013, 2012, and 2011, in the Corporation’s 2013 Annual Report to Shareholders, filed as Exhibit 13 to the Amendment.

In connection with the response to the SEC’s Staff’s comments, all persons responsible for the filing of this document hereby acknowledge that:

1.              We are responsible for the adequacy and accuracy of the disclosure in the filings.

2.              We understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.              We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 906-341-7158.  Thank you.

Sincerely,

/s/ Ernie R. Krueger
Ernie R. Krueger
EVP/Chief Financial Officer
Mackinac Financial Corporation